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                          January 21, 2022

       Daniel S. Goldberger
       Chief Executive Officer
       electroCore, Inc.
       200 Forge Way, Suite 205
       Rockaway, New Jersey 07866

                                                        Re: electroCore, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 18,
2022
                                                            Filed No.
333-262223

       Dear Mr. Goldberger:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Ira L. Kotel, Esq.